Exhibit 12

Statement Re: Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands, except ratios)

	Year Ended December 31,
	2003		2002		2001		2000		1999
Pre-tax income from continuing operations	$51,926		$39,166		$45,205		$63,526		$86,793

Fixed Charges:
Interest expense	$6,289		$1,885		$4,968		$1,140		$—
Amortized premiums	91		61		61		61		30
Interest component of rental expense(1)	554		479		692		648		572

Total Fixed Charges	$6,934		$2,425		$5,721		$1,849		$602

Pre-tax income from continuing operations plus fixed charges	$58,860		$41,591		$50,926		$65,375		$87,395

Ratio of Earnings to Fixed Charges	8.5	x	17.2	x	8.9	x	35.4	x	145.3x

	Quarter Ended
	April 3,
	2004
Income before income taxes	$13,910

Fixed Charges:
Interest expense	$2,420
Amortized premiums	—
Interest component of rental expense(1)	129

Total Fixed Charges	$2,549

Income before income taxes plus fixed charges	$16,459

Ratio of Earnings to Fixed Charges	6.5	x

The Company has adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective with the year beginning January 1, 2002, which resulted in a pre-tax, non-cash goodwill impairment loss of $16.8 million for the year ended December 31, 2002. If the Company had adopted this accounting change beginning January 1, 1999, and had not amortized goodwill as under prior accounting policies, the ratio of earnings to fixed charges would have been 147.0x, 36.2x, and 9.5x for the years ended December 31, 1999, 2000 and 2001, respectively.

(1) Represents appropriate portion (1/3) of rental expense.